# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quality Industrial Corp., CIK 0001393781
CUSIP: G3R25D209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 505 Montgomery Street, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001213900-24-106581
Filed by CIK 0001819794
Persons authorized to receive notices and communications: John-Paul Blackwell, 9 Pembroke Street Upper, c/o Fusion Fuel Green PLC, Dublin, Ireland (L2), D02 KR83, 351 21 581 8802

## Reporting persons
- Fusion Fuel Green PLC (CIK 0001819794): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ireland (L2); source of funds: working capital (WC); sole voting power 100,312,334; shared voting power 0; sole dispositive power 100,312,334; shared dispositive power 0; aggregate amount beneficially owned 100,312,334 (55.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Quality Industrial Corp.
Address of issuer's principal executive offices: 505 Montgomery Street, San Francisco, California (CA), 94104

## Item 2. Identity and Background
Name of person filing:
Fusion Fuel Green (the "Reporting Person").

Set forth on Annex A attached separately ("Annex A") is the name, position with the Reporting Person, present principal occupation or employment, principal business address, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the executive officers and directors of the Reporting Person. To the knowledge of the Reporting Person, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of the Reporting Person is 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland
Present principal occupation or employment: The principal business of the Reporting Person is to provide certain energy products and services.
Criminal convictions in the last five years: During the last five years, the Reporting Person and each of the persons set forth on Annex A have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person and each of the persons set forth on Annex A have not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Irish public limited Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired 2,000,000 shares of the Issuer's common stock pursuant to a Stock Purchase Agreement, dated as of August 1, 2025, between the Issuer and the Reporting Person, for an aggregate purchase price of $40,000. The funds used for this acquisition were from the Reporting Person's working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Sellers' Shares for strategic investment purposes. Except as disclosed in this Item, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of a total of 80,312,334 shares of the common stock of the Issuer, representing approximately 55.5% of the outstanding shares of common stock of the Issuer. The denominator of the fraction upon which this percentage is calculated is based on 160,860,821 shares of common stock outstanding as of June 4, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 4, 2025. The numerator of the fraction upon which the percentage is calculated is based on the total of 100,312,334 shares of common stock that were beneficially owned as of the date of this Schedule 13D. The shares of common stock beneficially owned consist of (1) 80,312,334 shares of common stock and (ii) 20,000,000 shares of common stock issuable upon the conversion of 20,000 shares of Series B Preferred Stock, except in the event that such conversion would result in the holder's beneficial ownership of the common stock exceeding 9.99% of the outstanding common stock immediately after conversion.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the shares of common stock that are beneficially owned by the Reporting Person as of the date of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D/A, the Reporting Person has not effected any transactions in the common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 of the Schedule 13D filed by the Reporting Person on December 6, 2024, is incorporated by reference into this Item 6.

Other than as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including, but not limited to, call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report in Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025).

https://www.sec.gov/Archives/edgar/data/1819794/000121390025022234/ea023339101ex2-1_fusion.htm

Exhibit 2: Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 to Report on Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025).

http://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_31.htm

Exhibit 3: Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024).

https://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_101.htm

Exhibit 4: Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel Green PLC and Quality Industrial Corp.

## Signatures
- Fusion Fuel Green PLC: /s/ John-Paul Blackwell, John-Paul Blackwell (08/05/2025)